Mail Stop 4561

February 9, 2009

VIA USMAIL and FAX (314) 342 - 2115

Mr. James M. Zemlyak
Chief Financial Officer
Stifel Financial Corporation
501 N. Broadway
St. Louis, Missouri 63102 - 2188

      Re: **Stifel Financial Corporation**
              Form 10-K for the year ended 12/31/2007
              Filed on 3/4/2008
              File No. 001-09305

Dear Mr. James M. Zemlyak:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                          Sincerely,

                          Cicely LaMothe
                          Branch Chief